      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1998

                                                      REGISTRATION NO. 333-45439

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                        MUNICIPAL INVESTMENT TRUST FUND


                            MULTISTATE SERIES - 323
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  UNIT INVESTMENT TRUST
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                          PAINEWEBBER INCORPORATED
                                                     1285 AVENUE OF THE
                                                          AMERICAS
                                                     NEW YORK, NY 10019

    SMITH BARNEY INC.
      388 GREENWICH
   STREET--23RD FLOOR
   NEW YORK, NY 10013
                                                  DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              ROBERT E. HOLLEY
                                                     1285 AVENUE OF THE
                                                          AMERICAS
                                                     NEW YORK, NY 10019

                                COPIES TO:

   LAURIE A. HESSLEIN     PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
  388 GREENWICH STREET             ESQ.           DEAN WITTER REYNOLDS INC.
   NEW YORK, NY 10013      450 LEXINGTON AVENUE        TWO WORLD TRADE
                            NEW YORK, NY 10017       CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this registration statement will become effective upon filing on May 1, 1998, pursuant to Rule 487.


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                                                   DEFINED ASSET FUNDSSM
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MUNICIPAL INVESTMENT          ESTIMATED CURRENT RETURN shows the estimated
TRUST FUND                    annual cash to be received from interest-bearing
MULTISTATE SERIES 323         bonds in the Portfolio (net of estimated annual
(UNIT INVESTMENT TRUSTS)      expenses) divided by the Public Offering Price

------------------------------(including the maximum deferred sales charge).
/ / EXEMPT FROM REGULAR       ESTIMATED LONG TERM RETURN is a measure of the
      FEDERAL INCOME TAX      estimated return over the estimated life of the
      AND SOME STATE TAXES    Fund. This represents an average of the yields to
/ / DEFINED PORTFOLIOS OF     maturity (or in certain cases, to an earlier call
      MUNICIPAL BONDS         date) of the individual bonds in the Portfolio,
/ / MONTHLY INCOME            adjusted to reflect the maximum deferred sales

CALIFORNIA INSURED TRUST      charge and estimated expenses. The average yield
4.72%                         for the Portfolio is derived by weighting each
  ESTIMATED CURRENT RETURN    bond's yield by its market value and the time
  4.78%                       remaining to the call or maturity date, depending
  ESTIMATED LONG TERM RETURN  on how the bond is priced. Unlike Estimated
FLORIDA INSURED TRUST         Current Return, Estimated Long Term Return takes
4.67%                         into account maturities, discounts and premiums of
  ESTIMATED CURRENT RETURN    the underlying bonds.
  4.71%                       No return estimate can be predictive of your
  ESTIMATED LONG TERM RETURN  actual return because returns will vary with
NEW JERSEY INSURED TRUST      purchase price (including sales charges), how long
4.70%                         units are held, changes in Portfolio composition,
  ESTIMATED CURRENT RETURN    changes in interest income and changes in fees and
  4.69%                       expenses. Therefore, Estimated Current Return and
  ESTIMATED LONG TERM RETURN  Estimated Long Term Return are designed to be
AS OF APRIL 30, 1998          comparative rather than predictive. A yield

                              calculation which is more comparable to an individual bond may be higher or lower than Estimated Current Return or Estimated Long Term Return which are more comparable to return calculations used by other investment products.



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
SPONSORS:                      OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Merrill Lynch,                 CONTRARY IS A CRIMINAL OFFENSE.

Pierce, Fenner & Smith         Inquiries should be directed to the Trustee at
Incorporated                   1-800-323-1508.
Smith Barney Inc.              Prospectus dated May 1, 1998.
PaineWebber Incorporated       INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. Each portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defined Multistate Series
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Our defined portfolios of municipal bonds offers you a simple and convenient way to earn federally tax-free monthly income. And by purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in bonds of several different issuers.

INVESTMENT OBJECTIVE

To provide interest income exempt from federal income taxes through investment in a fixed portfolio consisting primarily of municipal bonds issued by or on behalf of a single State and its local governments and authorities. Units may also be exempt from certain state and local taxes for residents of the State.

DIVERSIFICATION

Each Portfolio contains a number of different bond issues. Spreading your investment among different issuers reduces your risk, but does not eliminate it, especially since each Portfolio contains bonds of only one State. Because of maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.
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Defining Your Portfolio
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PROFESSIONAL SELECTION AND SUPERVISION

Each Portfolio contains a variety of bonds selected by experienced buyers. The Fund is not actively managed; however, it is regularly reviewed and a bond can be sold if retaining it is considered detrimental to investors' interests.

MONTHLY FEDERALLY TAX-FREE INTEREST INCOME

Each Portfolio pays monthly income, even though the bonds generally pay interest semi-annually.

INSURANCE
Certain bonds are insured. This insurance guarantees the timely payment of principal and interest of the bonds, but does not guarantee the value of the bonds or the units. Insurance does not cover accelerated payments of principal or any increase in interest payments or premiums payable on mandatory redemptions, including if interest on a bond is determined to be taxable. (See Bonds Backed by Letters of Credit or Insurance in Part B).

BOND CALL FEATURES

It is possible that during periods of falling interest rates, a bond with a coupon higher than current market rates will be prepaid or 'called', at the option of the bond issuer, before its expected maturity. When bonds are initially callable, the price is usually at a premium to par which then declines to par over time. Bonds may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the bond's proceeds are not able to be used as intended the bond may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION

Although many bonds are subject to optional refunding or call provisions, we have selected bonds with call protection. This call protection means that any bond in a Portfolio generally cannot be called for a number of years and thereafter at a declining premium over par.

TAX INFORMATION

Based on the opinion of bond or local counsel, interest income from the bonds held by this Fund is generally 100% exempt under existing laws from regular federal income tax and certain state and local taxes for residents of a particular State. Any gain on a disposition of the underlying bonds or Units will be subject to tax. If you hold your Units for more than 18 months you may be entitled to the new 20% maximum federal tax rate for gains from the sale of your Units. (See Taxes in Part B.)

LOW MINIMUM INVESTMENT

You can get started with a minimum purchase of about $1,000.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of federally tax-exempt bonds. Most or all of the bonds in that portfolio, however, will not be insured or exempt from state and local taxes. Reinvesting helps to compound your income free of federal income taxes.

PRINCIPAL DISTRIBUTIONS

Principal from sales, redemptions and maturities of bonds in the Portfolios will be distributed to investors periodically when the amount to be distributed is more than $5.00 per unit.

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Defining Your Investment
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PUBLIC OFFERING PRICE


The Public Offering Price as of April 30, 1998, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying bonds in the Portfolio, plus cash, divided by the number of units outstanding. The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying bonds are evaluated by an independent evaluator at 3:30 p.m. Eastern time on every business day.


SALES CHARGES

There is no up-front sales charge in the initial offering period until the deduction of the first deferred sales charge installment from holders of record on August 10, 1998. In the first three years of owning your Units you will pay a deferred sales charge. This deferred sales charge will be paid from interest on the short-term bonds in the Portfolio and proceeds from the periodic sale or maturity of those bonds. Interest on these short-term bonds is not included in a Trust's return figures. Units purchased after August 10, 1998 will be charged an up-front sales charge as well as a deferred sales charge. (See Defining Your Costs; How To Buy Units in Part B.)

PAR VALUE

The par value represented by each unit--the amount of money you will receive by termination of the Trust, assuming all the bonds are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par--is $1,000.

TERMINATION DATE

The Portfolios will generally terminate no later than the maturity date of the last maturing bond listed in the Portfolio. The Portfolios may be terminated if the value is less than 40% of the face amount of bonds deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss associated with each Portfolio will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units and a gain or loss on the deposit of the bonds (see Underwriters' and Sponsors' Profit in Part B).

REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time. Your price is based on the offer side evaluation of the bonds during the initial public offering period and for at least the first three months of the Trust and on the lower, bid side evaluation thereafter, as determined by an independent evaluator, plus principal cash, if any, as well as accrued interest. If you redeem or sell your Units before the final deferred sales charge installment deduction you will pay the remaining balance of the deferred sales charge. (See How To Buy Units in Part B.)
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Defining Your Risks
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RISK FACTORS

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds and any insurance companies backing certain of the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any security to be sold. There is no guarantee that the Fund will achieve its investment objective.

In addition, each Portfolio has fewer bond issues than a national fund, and is concentrated in bonds of issuers located in only one State. There may be additional risk from decreased diversification as well as from factors particular to that State.

UNDERWRITING ACCOUNT


None of the Sponsors has participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the bonds were acquired.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
P.O. Box 9051
Princeton, NJ 08543-9051                                                       %

SMITH BARNEY INC.
388 Greenwich Street--23rd Floor
New York, NY 10013                                                             %

PAINEWEBBER INCORPORATED
1285 Avenue of the Americas
New York, NY 10019                                                             %

DEAN WITTER REYNOLDS INC.
Two World Trade Center--59th Floor
New York, NY 10048                                                      _______%

                                                      100.00%

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                          Defined California Insured Trust
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PORTFOLIO DIVERSIFICATION

The Portfolio contains 10 California bond issues.

TYPES OF BONDS


The Portfolio consists of $4,170,000 face amount of municipal bonds of the following types:

                                                  APPROXIMATE
                                               PORTFOLIO PERCENTAGE

  / / Airports/Ports/Highways                          30%
  / / General Obligation                               17%
  / / Hospitals/Nursing Homes/Mental Health             2%
  / / Housing                                          14%
  / / Lease Rental Appropriation                        9%
  / / Municipal Water/Sewer Utilities                  14%
  / / Tax Allocation                                   14%

INSURED AAA-RATED BONDS

As a result of insurance, the bonds are rated AAA.

The approximate percentage of the aggregate face amount insured by each insurance company is:


FSA Insurance Company                          2%
Financial Guaranty Insurance Company          14%
MBIA Insurance Corporation                    84%


PORTFOLIO CONCENTRATIONS
The Portfolio is considered to be concentrated in Airport/Port/Highway bonds and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in Part B.) The Portfolio is concentrated in bonds of California issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to California, which are briefly described on page A-6.
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Defining Your Income
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WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):


First Distribution per unit
(May 25, 1998):                                $ 1.20
Regular Monthly Income per unit
(Beginning on June 25, 1998):                  $ 4.00
Annual Income per unit:                        $48.00


These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.

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Defining Your Costs
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SALES CHARGES

In the first three years of owning your units you will pay a deferred sales charge of $15.00 per unit each year ($3.75 quarterly August, November, February and May), a total of $45.00. Units purchased after August 10, 1998 will be charged an up-front sales charge equal to 0.375% per unit based on the Public Offering Price (less the value of the short-term bonds reserved to pay the deferred sales charge not yet accrued) multiplied by the number of deferred sales charge payments already deducted. For example, units purchased in December 1998 would incur an up-front sales charge of 0.750% per unit and a deferred sales charge of $37.50. (See How To Buy Units in Part B.)

Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay (see Sales Charges on page A-3).


                              As a %
                             of $1,000    Amount per
                             Invested        Unit
                            -----------   -----------
MAXIMUM SALES CHARGES               4.50% $      45.00


The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES



                                As a %
                              of Average
                             Net Assets*      Per Unit
                             ------------   ------------
TRUSTEE'S FEE                         .071% $        0.72
PORTFOLIO SUPERVISION,
  BOOKKEEPING AND
  ADMINISTRATIVE FEES                 .046%          0.46
EVALUATOR'S FEE                       .032%          0.33
ORGANIZATIONAL COSTS                  .020%          0.20
OTHER OPERATING EXPENSES              .067%          0.69
                             ------------   ------------
TOTAL                                 .236% $        2.40



---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $47       $53       $58       $75


No redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $17       $53       $58       $75


The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.


As of April 30, 1998, the Public Offering Price was $1,017.17, based on the aggregate offer side value of the bonds ($4,069,270.60), plus cash ($35,000.00), divided by the number of units outstanding (4,035). An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The per unit redemption and Sponsors' repurchase price as of April 30, 1998, was $45.00 less than the Public Offering Price, reflecting the deduction of the deferred sales charge, which declines by $3.75 quarterly over approximately the first three years of the Trust. Sponsors' profit on deposit was $58,590.55.

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                      Defined California Insured Portfolio
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Municipal Investment Trust Fund
Multistate Series--323

California Insured Trust                                             May 1, 1998


                                                     OPTIONAL         SINKING
                                       RATING       REFUNDING           FUND
                                     OF ISSUES     REDEMPTIONS      REDEMPTIONS          COST
PORTFOLIO TITLE                         (1)            (2)              (2)          TO FUND (3)
--------------------------------------------------------------------------------------------------
1. $600,000 State of California,
G.O.Bonds (MBIA Ins.), 5.00%,
2/1/21                                  AAA         2/1/08 @ 101                --  $   580,164.00
2. $55,000 California Hlth. Fac.
Fin. Auth., Ins. Rev. Bonds
(Catholic Healthcare West), Ser.
1997 A (MBIA Ins.), 4.50%, 7/1/99
(5)                                     AAA                     --              --       55,433.40
3. $600,000 California Hsg. Fin.
Agy., Multifamily Hsg. Rev. Bonds
III, Ser. 1998 C (MBIA Ins.),
5.30%, 8/1/28 (4)                       AAA       8/1/08 @ 101.5            2/1/19      600,000.00
4. $55,000 El Segundo Unified Sch.
Dist. (Los Angeles Cnty.), G.O.
Bonds, 1997 Election, Ser. A (FSA
Ins.), 3.90%, 8/1/01 (5)                AAA                     --              --       54,748.10
5. $375,000 Long Beach Bond Fin.
Auth., CA, Lease Rev. and Rfdg.
Bonds (Civic Ctr. Proj.), Ser. 1997
A (MBIA Ins.), 5.00%, 10/1/27           AAA        10/1/07 @ 102           10/1/18      358,308.75
6. $60,000 The City of Los Angeles,
CA, G.O. Bonds, Ser. 1994 A (MBIA
Ins.), 5.10%, 9/1/00 (5)                AAA                     --              --       61,521.60
7. $600,000 The Community Redev.
Agy. of the City of Los Angeles,
CA, Tax Alloc. Bonds (Hollywood
Redev. Proj.), Ser. C (MBIA Ins.),
5.00%, 7/1/22                           AAA         7/1/08 @ 102            7/1/19      579,546.00
8. $600,000 Public Fac. Fin. Auth.
of the City of San Diego, CA, Swr.
Rev. Bonds, Ser. 1995 (Financial
Guaranty Ins.), 5.00%, 5/15/20          AAA        5/15/05 @ 101           5/15/16      580,530.00
9. $600,000 Airport Comm., City and
Cnty. of San Francisco, CA, San
Francisco Intl. Arpt. Second Series
Rev. Bonds (MBIA Ins.), 5.00%,
5/1/24                                  AAA         1/1/08 @ 102            5/1/21      578,850.00
10. $625,000 San Joaquin Hills, CA.
Trans. Corridor Agy., Toll Road
Rfdg. Rev. Bonds, Ser. 1997 A (MBIA
Ins.), 5.25%, 1/15/30                   AAA        1/15/07 @ 102                --      620,168.75
                                                                                    --------------
                                                                                    $ 4,069,270.60
                                                                                    --------------
                                                                                    --------------


------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indicates a Moody's Investors Service rating or by '(f)', which indicates a Fitch Investors Service rating. Moody's and Fitch ratings are furnished by the Evaluator but not confirmed with Moody's or Fitch. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, 3% of the bonds were deposited at a premium, 14% at par and 83% at a discount from par.
(4) These bonds are when-issued bonds that are expected to settle 1 day after the settlement date for Units. The Trustee's fees and expenses will be reduced during the first year by $0.03 per Unit to compensate for interest that would have been accrued on the bonds between the settlement date for Units and the actual date of delivery of the bonds. (See Income, Distributions and Reinvestment--Income in Part B.)

(5) It is anticipated that interest and principal received from these bonds will be applied to the payment of the Trust's deferred sales charge and, therefore, these amounts have not been included in the Trust's calculation of Estimated Current and Long Term Returns.

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                           California Taxes and Risks
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CALIFORNIA RISK FACTORS

     From the latter years of the 1980s through fiscal year 1992-1993, California weathered a turbulent period of repeated budgetary imbalance. Even as rapid population growth escalated the demand for government services, an economic recession ravaged the State's revenue base and drove expenditures above budget appropriations.

     Bolstered by strengthening revenues, reduced caseload growth and an improving economy, the State has begun to experience some relief from the serious budgetary pressures that characterized a significant portion of the decade. Reflecting the belief shared by many analysts that the California economy would remain strong, the 1997-1998 Budget Act allocated a State budget of some $66.9 billion. The Budget Act contains no tax increases and no tax reductions.

     Nonetheless, the State's budgetary fortunes continue to be subject to unforeseeable events. In December, 1994, for example, Orange County, California and its Investment Pool filed for bankruptcy. A plan of adjustment has been approved by the court and became effective under which all non-municipal creditors are to be paid in full. However, the ultimate financial impact on the County and the State cannot be predicted with any certainty. In addition, constant fluctuations in other factors affecting the State -- including health and welfare caseloads, property tax receipts, federal funding and extraordinary expenditures related to natural disasters -- will undoubtedly create new budget challenges.

     Furthermore, certain California constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could produce the adverse effects on the California economy. Among these are measures that have established tax, spending or appropriations limits and prohibited the imposition of certain new taxes, authorized the transfers of tax liabilities and reallocations of tax receipts among governmental entities and provided for minimum levels of funding.

     Finally, certain bonds in the Trust may be subject to provisions of California law that could adversely affect payments on those bonds or limit the remedies available to bondholders. Among these are bonds of health care institutions which are subject to the strict rules and limits regarding reimbursement payments of California's Medi-Cal Program for health care services to welfare beneficiaries, and bonds secured by liens on real property.

     In addition, the California Supreme Court has recently accepted for review a case challenging lease revenue financing of the type represented by bonds in the California Trust.

     General obligation bonds of the State of California are currently rated A1 by Moody's and A+ by Standard & Poor's.

CALIFORNIA TAXES

     In the opinion of O'Melveny & Myers LLP, Los Angeles, California, special counsel on California tax matters, under existing California law:

     The Trust is neither a business trust nor an association taxable as a corporation for California tax purposes. Each holder will be considered the owner of a pro rata portion of the Trust Fund and will be deemed to receive his pro rata portion of the income therefrom. To the extent interest on the Debt Obligations is exempt from California personal income taxes, said interest is similarly exempt from California personal income taxes in the hands of the holders, except to the extent such holders are banks or corporations subject to the California franchise tax. Holders will be subject to California income tax on any gain on the disposition of all or part of his pro rata portion of a Debt Obligation in the Trust Fund. A holder will be considered to have disposed of all or part of his pro rata portion of each Debt Obligation when he sells or redeems all or some of his Units. A holder will also be considered to have disposed of all or part of his pro rata portion of a Debt Obligation when all or part of the Debt Obligation is sold by the Trust Fund or is redeemed or paid at maturity. The Debt Obligations and the Units are not taxable under the California personal property tax law.

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                     Defined Florida Insured Trust
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PORTFOLIO DIVERSIFICATION


The Portfolio contains 10 Florida bond issues and 1 Puerto Rico bond issue.

TYPES OF BONDS

The Portfolio consists of $3,390,000 face amount of municipal bonds of the following types:
                                                    APPROXIMATE
                                                PORTFOLIO PERCENTAGE

  / / Airports/Ports/Highways                          15%
  / / Hospitals/Nursing Homes/Mental Health            15%
  / / Lease Rental Appropriation                       15%
  / / Municipal Water/Sewer Utilities                  23%
  / / Special Tax Issues                               16%
  / / State/Local Municipal Electric Utilities          1%
  / / Miscellaneous                                    15%

INSURED AAA-RATED BONDS
As a result of insurance, the bonds are rated AAA.

The approximate percentage of the aggregate face amount insured by each insurance company is:


AMBAC Insurance Company                       30%
Financial Guaranty Insurance Company          23%
MBIA Insurance Corporation                    47%


PORTFOLIO CONCENTRATIONS

The Portfolio is not considered to be concentrated in any particular category of bonds (see Risk Factors in Part B.) The Portfolio is concentrated in bonds of Florida issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to Florida, which are briefly described on page A-9.
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Defining Your Income
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WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):


First Distribution per unit
(May 25, 1998):                                $ 1.19
Regular Monthly Income per unit
(Beginning on June 25, 1998):                  $ 3.99
Annual Income per unit:                        $47.90


These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.

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Defining Your Costs
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SALES CHARGES

In the first three years of owning your units you will pay a deferred sales charge of $15.00 per unit each year ($3.75 quarterly August, November, February and May), a total of $45.00. Units purchased after August 10, 1998 will be charged an up-front sales charge equal to 0.375% per unit based on the Public Offering Price (less the value of the short-term bonds reserved to pay the deferred sales charge not yet accrued) multiplied by the number of deferred sales charge payments already deducted. For example, units purchased in December 1998 would incur an up-front sales charge of 0.750% per unit and a deferred sales charge of $37.50. (See How To Buy Units in Part B.)

Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay (see Sales Charges on page A-3).


                             As a %
                            of $1,000    Amount per
                            Invested        Unit
                           -----------   -----------
Maximum Sales Charges              4.50% $      45.00


The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES



                            As a %
                          of Average
                          Net Assets*    Per Unit
                          -----------   -----------
Trustee's Fee                     .070% $       0.72
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees             .045%         0.46
Evaluator's Fee                   .039%         0.40
Organizational Costs              .020%         0.20
Other Operating
  Expenses                        .081%         0.83
                          -----------   -----------
TOTAL                             .255  $       2.62


---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $48       $53       $59       $77


No redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $18       $53       $59       $77


The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

As of April 30, 1998, the Public Offering Price was $1,026.73, based on the aggregate offer side value of the bonds ($3,337,628.25), plus cash ($28,000.00), divided by the number of units outstanding (3,278). An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The per unit redemption and Sponsors' repurchase price as of April 30, 1998, was $45.00 less than the Public Offering Price, reflecting the deduction of the deferred sales charge, which declines by $3.75 quarterly over approximately the first three years of the Trust. Sponsors' profit on deposit was $47,296.85.

--------------------------------------------------------------------------------
                       Defined Florida Insured Portfolio
--------------------------------------------------------------------------------

Municipal Investment Trust Fund

Multistate Series--323
Florida Insured Trust                                                May 1, 1998


                                                     OPTIONAL         SINKING
                                       RATING       REFUNDING           FUND
                                     OF ISSUES     REDEMPTIONS      REDEMPTIONS          COST
PORTFOLIO TITLE                         (1)            (2)              (2)          TO FUND (3)
--------------------------------------------------------------------------------------------------
1. $500,000 The School Board of
Alachua Cnty., FL, Certs. of Part.,
Ser. 1997 (AMBAC Ins.), 5.00%,
7/1/18                                  AAA         7/1/07 @ 101            7/1/14  $   490,620.00
2. $250,000 Charlotte Cnty., FL,
Util. Sys. Rfdg. Rev. Bonds, Ser.
1998 (Financial Guaranty Ins.),
5.00%, 10/1/23                          AAA        10/1/08 @ 101           10/1/13      242,980.00
3. $500,000 Dade Cnty., FL, Seaport
G.O. Rfdg. Bonds, Ser. 1996 (MBIA
Ins.), 5.125%, 10/1/26                  AAA        10/1/06 @ 102           10/1/22      490,800.00
4. $500,000 Dade Cnty., FL, Wtr.
and Swr. Sys. Rev. Bonds, Ser. 1997
(Financial Guaranty Ins.), 5.25%,
10/1/26 (4)                             AAA        10/1/07 @ 101           10/1/22      500,000.00
5. $500,000 Orange Cnty., FL,
Tourist Dev. Tax Rfdg. Rev. Bonds,
Ser. 1997 (MBIA Ins.), 5.125%,
10/1/21                                 AAA        10/1/07 @ 101                --      494,930.00
6. $25,000 City of Gulf Breeze, FL,
South Santa Rosa Util. Sys. Rev.
Bonds, Ser. 1994 (AMBAC Ins.),
4.25%, 10/1/01 (5)                      AAA                     --              --       25,117.75
7. $25,000 City of Jacksonville,
FL, Excise Taxes Rev. Rfdg. Bonds,
Ser. 1991 (Financial Guaranty
Ins.), 6.30%, 10/1/01 (5)               AAA                     --              --       26,737.00
8. $40,000 City of Sunrise, FL,
Pub. Fac. Rfdg. Rev. Bonds, Ser.
1992 A (MBIA Ins.), 5.60%, 10/1/99
(5)                                     AAA                     --              --       41,012.00
9. $500,000 Sunrise Lakes Phase 4
Recreation Dist., FL, G.O. and Rev.
Rfdg. and Completion Bonds, Ser.
1998 (AMBAC Ins.), 5.25%, 8/1/24        AAA         8/1/07 @ 101            8/1/15      500,000.00
10. $500,000 City of Tampa, FL,
Hlth. Sys. Rev. Bonds (Catholic
Hlth. East), Ser. 1998 A (MBIA
Ins.), 4.875%, 11/15/18                 AAA       11/15/08 @ 102          11/15/16      473,580.00
11. $50,000 Puerto Rico Elec. Pwr.
Auth., Pwr. Rev. Bonds, Ser. R
(MBIA Ins.), 5.70%, 7/1/00 (5)          AAA                     --              --       51,851.50
                                                                                    --------------
                                                                                    $ 3,337,628.25
                                                                                    --------------
                                                                                    --------------


------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indicates a Moody's Investors Service rating or by '(f)', which indicates a Fitch Investors Service rating. Moody's and Fitch ratings are furnished by the Evaluator but not confirmed with Moody's or Fitch. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, 4% of the bonds were deposited at a premium, 30% at par and 66% at a discount from par.
(4) These bonds are when-issued bonds that are expected to settle 8 days after the settlement date for Units. The Trustee's fees and expenses will be reduced during the first year by $0.18 per Unit to compensate for interest that would have been accrued on the bonds between the settlement date for Units and the actual date of delivery of the bonds. (See Income, Distributions and Reinvestment--Income in Part B.)

(5) It is anticipated that interest and principal received from these bonds will be applied to the payment of the Trust's deferred sales charge and, therefore, these amounts have not been included in the Trust's calculation of Estimated Current and Long Term Returns.

--------------------------------------------------------------------------------
                            Florida Taxes and Risks
--------------------------------------------------------------------------------

FLORIDA RISK FACTORS

     The financial condition of the State of Florida is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations placed by the State's Constitution on the State and its local governments covering income taxes, ad valorem taxes, bond indebtedness and other matters, as well as various statutory limitations, may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

     The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. South Florida is susceptible to international trade and currency imbalances and to economic problems in Central and South America due to its geographical location and its involvement with foreign trade, tourism and investment capital. The central and northern portions of the State, on the other hand, could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agriculture-related problems, particularly with regard to the citrus and sugar industries. The State's economy also has historically been somewhat dependent on the tourism and construction industries and is sensitive to trends in those sectors.


     General obligation bonds of the State are currently rated Aa2 by Moody's Investors Service, AA+ by Standard & Poor's, and AA by Fitch IBCA, Inc.


FLORIDA TAXES

       In the opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida, special counsel on Florida tax matters, under existing Florida law:

       1. The Fund will not be subject to income, franchise or other taxes of a similar nature imposed by the State of Florida or its subdivisions, agencies or instrumentalities.


       2. Because Florida does not impose a personal income tax, non-corporate investors in Units of the Fund will not be subject to any Florida income taxes with respect to (i) amounts received by the Fund on the Bonds it holds; (ii) amounts which are distributed by the Fund to non-corporate investors in Units of the Fund or (iii) any gain realized on the sale or redemption of Bonds by the Fund or of a Unit of the Fund by a non-corporate investor. However, corporations as defined in Chapter 220, Florida Statutes
     (1997), (including limited liability companies) which are otherwise subject to Florida income taxation will be subject to tax on their respective share of any income and gain realized by the Fund and on any gain realized by a corporate investor on the sale or redemption of Units of the Fund by the corporate investor.


       3. The Units will be subject to Florida estate taxes only if held by Florida residents, or if held by non-residents deemed to have business situs in Florida. The Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code, as amended.


       4. Bonds issued by the State of Florida or its political subdivisions are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes (1997), as amended. Bonds issued by the Government of Puerto Rico or by the Government of Guam, or by their authority, are exempt by Federal statute from taxes such as the Florida intangible personal property tax. Thus, the Fund will not be subject to Florida intangible personal property tax on any Bonds in the Fund issued by the State of Florida or its political subdivisions, by the Government of Puerto Rico or by its authority or by the Government of Guam or by its authority. In addition, the Units of the Fund will not be subject to the Florida intangible personal property tax if the Fund invests solely in such Florida, Puerto Rico or Guam debt obligations.

--------------------------------------------------------------------------------
                    Defined New Jersey Insured Trust
--------------------------------------------------------------------------------


PORTFOLIO DIVERSIFICATION


The Portfolio contains 12 New Jersey bond issues and 1 Puerto Rico bond issue.

TYPES OF BONDS

The Portfolio consists of $3,905,000 face amount of municipal bonds of the following types:

                                                     APPROXIMATE
                                                PORTFOLIO PERCENTAGE

  / / Airports/Ports/Highways                           9%
  / / General Obligation                                1%
  / / Hospitals/Nursing Homes/Mental Health            21%
  / / Lease Rental Appropriation                       12%
  / / Municipal Water/Sewer Utilities                  41%
  / / Parking                                           1%
  / / State/Local Municipal Electric                    1%
  / / Universities/Colleges                            14%

INSURED AAA-RATED BONDS
As a result of insurance, the bonds are rated AAA or Aaa.

The approximate percentage of the aggregate face amount insured by each insurance company is:


AMBAC Insurance Company                     11%
Financial Guaranty Insurance Company        13%
Financial Security Assurance Inc.           15%
MBIA Insurance Corporation                  61%


PORTFOLIO CONCENTRATIONS

The Portfolio is considered to be concentrated in Municipal Water/Sewer Utility bonds and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in Part B.) In addition, the Portfolio is concentrated in bonds of New Jersey issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to New Jersey, which are briefly described on page A-12.
----------------------------------------------------------------
Defining Your Income
----------------------------------------------------------------

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):


First Distribution per unit
(May 25, 1998):                                $ 1.20
Regular Monthly Income per unit
(Beginning on June 25, 1998):                  $ 4.01
Annual Income per unit:                        $48.15


These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.
----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------

SALES CHARGES

In the first three years of owning your units you will pay a deferred sales charge of $15.00 per unit each year ($3.75 quarterly August, November, February and May), a total of $45.00. Units purchased after August 10, 1998 will be charged an up-front sales charge equal to 0.375% per unit based on the Public Offering Price (less the value of the short-term bonds reserved to pay the deferred sales charge not yet accrued) multiplied by the number of deferred sales charge payments already deducted. For example, units purchased in December 1998 would incur an up-front sales charge of 0.750% per unit and a deferred sales charge of $37.50. (See How To Buy Units in Part B.)


Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay (see Sales Charges on page A-3).


                              As a %
                             of $1,000    Amount per
                             Invested        Unit
                            -----------   -----------
Maximum Sales Charges               4.50% $      45.00


The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio-- as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES



                             As a %
                           of Average
                           Net Assets*    Per Unit
                           -----------   -----------
Trustee's Fee                      .071% $       0.72
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees              .045%         0.46
Evaluator's Fee                    .034%         0.35
Organizational Costs               .020%         0.20
Other Operating Expenses           .071%         0.73
                           -----------   -----------
TOTAL                              .241% $       2.46


---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $47       $53       $59       $76


No redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $17       $53       $59       $76



The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.


As of April 30, 1998, the Public Offering Price was $1,023.57, based on the aggregate offer side value of the bonds ($3,839,154.45), plus cash ($33,000.00), divided by the number of units outstanding (3,783). An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The per unit redemption and Sponsors' repurchase price as of April 30, 1998, was $45.00 less than the Public Offering Price, reflecting the deduction of the deferred sales charge, which declines by $3.75 quarterly over approximately the first three years of the Trust. Sponsors' profit on deposit was $52,376.05.

--------------------------------------------------------------------------------
                      Defined New Jersey Insured Portfolio
--------------------------------------------------------------------------------

Municipal Investment Trust Fund

Multistate Series--323
New Jersey Insured Trust                                             May 1, 1998


                                                     OPTIONAL         SINKING
                                       RATING       REFUNDING           FUND
                                     OF ISSUES     REDEMPTIONS      REDEMPTIONS          COST
PORTFOLIO TITLE                         (1)            (2)              (2)          TO FUND (3)
--------------------------------------------------------------------------------------------------
1. $365,000 The Port Auth. of New
York and New Jersey, Consol. Bonds,
One Hundred Fourth Series (AMBAC
Ins.), 4.75%, 1/15/26                   AAA        1/15/06 @ 101           7/15/22  $   338,479.10
2. $30,000 New Jersey Educl. Fac.
Auth., Rev. Bonds, Higher Educ.
Fac. Trust Fund Bonds, Ser. 1995 A
(AMBAC Ins.), 5.125%, 9/1/01 (4)        AAA                     --              --       30,948.00
3. $550,000 Essex Cnty. Imp. Auth.,
NJ, Util. Sys. Rev. Bonds (Orange
Fran. Acquisition Proj.), Ser. 1997
A (MBIA Ins.), 5.75%, 7/1/27            AAA         7/1/07 @ 101            7/1/19      575,822.50
4. $250,000 New Jersey Hlth. Care
Fac. Fin. Auth., Rev. and Rfdg.
Bonds Cathedral Hlth. Svcs. Issue
(FHA Ins. Mtge.), Ser. 1998 (MBIA
Ins.), 5.25%, 8/1/21                    AAA         2/1/08 @ 102            8/1/16      250,000.00
5. $485,000 The County of
Middlesex, New Jersey, Certs. of
Part. Ser. 1998 (MBIA Ins.), 5.25%,
6/15/23                                 AAA        6/15/08 @ 102           6/15/19      487,129.15
6. $500,000 City of Vineland, Cnty.
of Cumberland, New Jersey, Wtr.
Util. Bonds (Financial Guaranty
Ins.), 4.95%, 3/1/20                    AAA         3/1/08 @ 100                --      483,760.00
7. $40,000 Casino Reinvestment Dev.
Auth. (Parking Fee Rev. Bonds),
Ser. 1997 A (FSA Ins.), 5.00%,
10/1/99 (4)                             AAA                     --              --       40,628.00
8. $500,000 University of Medicine
and Dentistry of New Jersey, Certs.
of Part., Ser. A (MBIA Ins.),
5.00%, 9/1/22                           AAA         9/1/08 @ 102            9/1/18      486,245.00
9. $15,000 The Monmouth Cnty. Imp.
Auth. (Monmouth Cnty., NJ), Govt.
Loan Rev. Bonds, Ser. 1997 (AMBAC
Ins.), 4.00%, 12/1/00 (4)               AAA                     --              --       15,000.00
10. $550,000 New Jersey Hlth. Care
Fac. Fin. Auth. Rev. Rfdg. Bonds
(Bayonne Hosp. Oblig. Grp. Issue),
Ser. 1998 (FSA Ins.), 4.75%, 7/1/27     Aaa(m)      7/1/08 @ 101            7/1/19      513,012.50
11. $550,000 Lacey Mun. Util. Auth.
(Ocean Cnty., NJ), Wtr. Rev. Rfdg.
Bonds, Ser. 1997 (MBIA Ins.),
5.10%, 12/1/21                          Aaa(m)     12/1/07 @ 102           12/1/17      546,243.50
12. $20,000 Gloucester Cnty., NJ,
The Bd. of Educ. of The Clearview
Regl. High Sch. Dist. (Financial
Guaranty Ins.), 4.00%, 8/01/99 (4)      Aaa(m)                  --              --       20,035.00
13. $50,000 Puerto Rico Elec. Pwr.
Auth., Pwr. Rev. Bonds, Ser. R
(MBIA Ins.), 5.70%, 7/1/00 (4)          AAA                     --              --       51,851.50
                                                                                    --------------
                                                                                    $ 3,839,154.45
                                                                                    --------------
                                                                                    --------------


------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indicates a Moody's Investors Service rating or by '(f)', which indicates a Fitch Investors Service rating. Moody's and Fitch ratings are furnished by the Evaluator but not confirmed with Moody's or Fitch. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, approximately 30% of the bonds were deposited at a premium, 7% at par and 63% at a discount from par.
(4) It is anticipated that interest and principal received from these bonds will be applied to the payment of the Trust's deferred sales charge and, therefore, these amounts have not been included in the Trust's calculation of Estimated Current and Long Term Returns.

--------------------------------------------------------------------------------
                           New Jersey Taxes and Risks
--------------------------------------------------------------------------------

NEW JERSEY RISK FACTORS

     The State has experienced a gradual economic recovery since 1992. While employment in manufacturing has declined, employment gains have been recorded in business services, construction and retail sectors. Business investment expenditures and consumer spending have also increased substantially in the State as well as in the nation.


     State appropriations of funds are distributed among a diverse group of public recipients. In fiscal 1997, the largest state aid appropriation was provided for local elementary and secondary education programs, followed by appropriations for operation of the sixteen departments of the state government and other programs including, among others, correctional facilities, the State police, higher education and environmental protection.


     The State and its political subdivisions, agencies and public authorities are authorized to issue general obligation bonds in order to finance capital projects. The repayment of principal and interest on general obligation bonds is secured by the full faith and credit of the State, backed by its taxing authority, without recourse to any special project or source of revenue. An inability to increase taxes may adversely affect the State's ability to authorize or repay debt. In addition, New Jersey law requires the maintenance of a balanced budget, restricting total appropriation increases to 5% annually with respect to any municipality or county. This balanced budget plan may adversely affect the ability of a particular municipality or county to repay its obligations.

     Although there can be no assurance that such conditions will continue, the State's general obligation bonds are currently rated Aa1 by Moody's and AA+ by Standard & Poor's.

NEW JERSEY TAXES

     The following summarizes the opinion of Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, special counsel on New Jersey tax matters, under existing law:

     1. The proposed activities of the New Jersey Trust will not cause it to be subject to either the Corporation Business Tax ('CBT') or Corporation Income Tax ('CIT'). For domestic or foreign corporations subject to either CBT or CIT who are Unit holders, income from the Units will be taxable.

     2. Income received by Unit holders attributable to interest on New Jersey Bonds will be exempt from New Jersey Gross Income Tax ('GIT'). Although there is no published authority on the subject, counsel is of the opinion that insurance proceeds paid in lieu of interest on defaulted tax-exempt bonds also will be exempt from GIT either as payment in lieu of tax-exempt interest or as payments of insurance proceeds which are not included in any of the classes of income specified as taxable under New Jersey Law. Income distributed to Unit holders attributable to gains on the sale or other disposition of New Jersey Bonds by the Trust, and gains from the sale or other disposition of a Unit, will also be exempt from GIT.

     3. Neither the Trust nor the Unit holders will be subject to New Jersey property tax on the New Jersey Bonds or the Units because intangible personal property is specifically exempt from property taxation.

     4. Units of the Trust held by the estates of New Jersey residents are likely to be subject to Transfer Inheritance and Estate Taxes.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Multistate Series--323, Defined Asset Funds (California, Florida and New Jersey Trusts) (the 'Trusts'):

We have audited the accompanying statements of condition and the related defined portfolios included in the prospectus of the Trusts as of May 1, 1998. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statements of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Trusts as of May 1, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
May 1, 1998

                   STATEMENTS OF CONDITION AS OF MAY 1, 1998

Trust Property


                                                              CALIFORNIA               FLORIDA                NEW JERSEY
                                                                TRUST                   TRUST                   TRUST
                                                         --------------------    --------------------    --------------------
Investments--Bonds and Contracts to purchase Bonds(1)    $       4,069,270.60    $       3,337,628.25    $       3,839,154.45
Cash                                                                35,000.00               28,000.00               33,000.00
Accrued interest to initial date of deposit on underlying
  Bonds                                                             54,113.33               30,821.74               51,598.06
Organizational Costs(2)                                              4,035.00                3,278.00                3,783.00
                                                         --------------------    --------------------    --------------------
     Total                                               $       4,162,418.93    $       3,399,727.99    $       3,927,535.51
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities:
     Advance by Trustee for accrued interest(3)          $          54,113.33    $          30,821.74    $          51,598.06
     Accrued Liability(2)                                            4,035.00                3,278.00                3,783.00
                                                         --------------------    --------------------    --------------------
     Subtotal                                                       58,148.33               34,099.74               55,381.06
                                                         --------------------    --------------------    --------------------
Interest of Holders of units of fractional undivided
  interest outstanding
  (California Trust--4,035; Florida Trust--3,278; New
  Jersey Trust--3,783)
     Cost to investors(4)(5)                                     4,104,270.60            3,365,628.25            3,872,154.45
                                                         --------------------    --------------------    --------------------
     Total                                               $       4,162,418.93    $       3,399,727.99    $       3,927,535.51
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------


---------------
          (1) Aggregate cost to the Fund of the bonds listed under each portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the initial date of deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $11,151,195.66 deposited with the Trustee. The amount of the letter of credit includes $11,012,007.55 for the purchase of $11,390,000 face amount of the bonds, plus $139,188.11 for accrued interest.

          (2) This represents a portion of the Trust's organizational costs, which will be deferred and amortized over five years.
          (3) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
          (4) A mandatory distribution of $3.75 per unit is payable quarterly August, November, February and May, up to an aggregate of $45.00 per unit over a three-year period. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to the end of the third year of a Trust, the remaining portion of the distributions applicable to such units will be transferred to such account on the redemption date.
          (5) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS

                            FOR CALIFORNIA RESIDENTS
--------------------------------------------------------------------------------


                                         COMBINED
                                         EFFECTIVE
TAXABLE INCOME 1998*                     TAX RATE                       TAX-FREE YIELD OF
  SINGLE RETURN          JOINT RETURN       %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%
                                                               IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------
$       0- 25,350     $       $0- 42,350   20.10     3.75   4.38     5.01   5.63     6.26   6.88     7.51   8.14
$  25,351- 61,400     $   42,351-102,300   34.70     4.59   5.36     6.13   6.89     7.66   8.42     9.19   9.95
$  61,401-128,100     $  102,301-155,950   37.42     4.79   5.59     6.39   7.19     7.99   8.79     9.59  10.39
$ 128,101-278,450     $  155,951-278,450   41.95     5.17   6.03     6.89   7.75     8.61   9.47    10.34  11.20
OVER $278,450              OVER $278,450   45.22     5.48   6.39     7.30   8.21     9.13  10.04    10.95  11.87


                             FOR FLORIDA RESIDENTS
--------------------------------------------------------------------------------


                                         EFFECTIVE
TAXABLE INCOME 1998*                     TAX RATE                       TAX-FREE YIELD OF
  SINGLE RETURN          JOINT RETURN       %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%
                                                               IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------
$       0- 25,350     $        0- 42,350   15.00     3.53   4.12     4.71   5.29     5.88   6.47     7.06   7.65
$  25,350- 61,400     $   42,350-102,300   28.00     4.17   4.86     5.56   6.25     6.94   7.64     8.33   9.03
$  61,400-128,100     $  102,300-155,950   31.00     4.35   5.07     5.80   6.52     7.25   7.97     8.70   9.42
$ 128,100-278,450     $  155,950-278,450   36.00     4.69   5.47     6.25   7.03     7.81   8.59     9.38  10.16
OVER $278,450              OVER $278,450   39.60     4.97   5.79     6.62   7.45     8.28   9.11     9.93  10.76


                            FOR NEW JERSEY RESIDENTS
--------------------------------------------------------------------------------


                                         COMBINED
                                         EFFECTIVE
TAXABLE INCOME 1998*                     TAX RATE                       TAX-FREE YIELD OF
  SINGLE RETURN          JOINT RETURN       %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%
                                                               IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------
                      $        0- 42,350   17.08     3.62   4.22     4.82   5.43     6.03   6.63     7.24   7.84
$       0- 25,350                          17.98     3.66   4.27     4.88   5.49     6.10   6.71     7.31   7.92
$  25,351- 61,400     $   42,351-102,300   31.98     4.41   5.15     5.88   6.62     7.35   8.09     8.82   9.56
$  61,401-128,100     $  102,301-155,950   35.40     4.64   5.42     6.19   6.97     7.74   8.51     9.29  10.06
$ 128,101-278,450     $  155,951-278,450   40.08     5.01   5.84     6.68   7.51     8.34   9.18    10.01  10.85
OVER $278,450              OVER $278,450   43.45     5.30   6.19     7.07   7.96     8.84   9.73    10.61  11.49


To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1998 federal and applicable State income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, investors are urged to consult their own tax advisers in this regard.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                        MUNICIPAL INVESTMENT TRUST FUND
 FURTHER DETAIL REGARDING ANY OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY
                                  BE OBTAINED
      WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE, THE ADDRESS AND TELEPHONE NUMBER OF WHICH ARE SET FORTH ON THE BACK COVER OF PART A OF THIS
                                  PROSPECTUS.

                                     Index


                                              PAGE
                                              ----
Fund Description...........................      1
Risk Factors...............................      2
How to Buy Units...........................      8
How to Redeem or Sell Units................     10
Income, Distributions and Reinvestment.....     11
Fund Expenses..............................     12
Taxes......................................     12
                                              PAGE
                                              ----
Records and Reports........................     13
Trust Indenture............................     14
Miscellaneous..............................     14
Exchange Option............................     16
Supplemental Information...................     17
Appendix A--Description of Ratings.........    a-1
Appendix B--Secondary Market Sales Charge
  Schedule.................................    b-1


FUND DESCRIPTION

BOND PORTFOLIO SELECTION

     Professional buyers for Defined Asset Funds, with access to extensive research, selected the Bonds for the Portfolio after considering the Fund's investment objective as well as the quality of the Bonds (all Bonds in the Portfolio are initially rated in the category A or better by at least one nationally recognized rating organization or have comparable credit characteristics), the yield and price of the Bonds compared to similar securities, the maturities of the Bonds and the diversification of the Portfolio. Only issues meeting these stringent criteria of Defined Asset Funds are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Bonds in the Portfolio appears in Part A of the Prospectus. In a Fund that includes multiple Trusts or Portfolios, the word Fund should be understood to mean each individual Trust or Portfolio.

     The deposit of the Bonds in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Bonds. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Bonds in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Bonds subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Bonds at the end of the initial 90-day period.

     Yields on bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings. Ratings represent opinions of the rating organizations as to the quality of the bonds rated, based on the credit of the issuer or any guarantor, insurer or other credit provider, but these ratings are only general standards of quality (see Appendix A).

     After the initial date of deposit, the ratings of some Bonds may be reduced or withdrawn, or the credit characteristics of the Bonds may no longer be comparable to bonds rated A or better. Bonds rated BBB or Baa (the lowest investment grade rating) or lower may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Bonds rated below investment grade or unrated bonds with similar credit characteristics are often subject to greater market fluctuations and risk of loss of principal and income than higher grade bonds and their value may decline precipitously in response to rising interest rates.

     Because each Defined Asset Fund is a preselected portfolio of bonds, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as Bonds mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Bonds are disposed of, this principal should be relatively unaffected by changes in interest rates.

BOND PORTFOLIO SUPERVISION

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain an issuer's bonds despite adverse financial developments. Experienced financial analysts regularly review the Portfolio and a Bond may be sold in certain circumstances including the occurrence of a default in payment or other default on the Bond, a decline in the projected income pledged for debt service on a revenue bond, institution of certain legal proceedings, if the Bond becomes taxable or is otherwise inconsistent with the Fund's investment objectives, a decline in the price of the Bond or the occurrence of other market or credit factors (including advance refundings) that, in the opinion of the Sponsors makes retention of the Bond detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Bond to exchange another security pursuant to a refunding or refinancing plan.

     Every investment involves some risk; for example, the market prices of most fixed-income investments decline when interest rates rise, and this exposure increases with the remaining life of the investment. Historically, however, municipal bonds generally have been second in creditworthiness only to U.S. government obligations. Municipal unit trusts can be an efficient alternative to investing in actively managed funds. Active management of a portfolio of quality municipal bonds may not be as important as with other securities. Insured bonds provide additional assurance of prompt payments of interest and principal (but not stability of market value).

     The Sponsors and the Trustee are not liable for any default or defect in a Bond. If a contract to purchase any Bond fails within the 90-day period following the initial date of deposit, the Sponsors may generally deposit a replacement bond so long as it is a tax-exempt bond that is not a 'when, as and if issued' bond, has a fixed maturity or disposition date substantially similar to the failed Bond and has a rating at least equal to that of the Bond it replaces (or, if not rated, has comparable credit characteristics). A replacement bond must be deposited within 110 days after the initial date of deposit, at a cost that does not exceed the funds reserved for purchasing the failed Bond and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Bond, as of the date the failed contract was deposited.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

     Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount bonds are lower than comparably rated bonds selling at par because discount bonds tend to increase in market value as they approach maturity. The current returns of market premium bonds are higher than comparably rated bonds selling at par because premium bonds tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium bond will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

     Certain Bonds deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Bonds is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Bonds. Additionally, if the value of the short-term Bonds intended for payment of the periodic deferred sales charge, together with the interest thereon, were to become insufficient to pay these charges, additional bonds would be required to be sold.

     The Fund may be concentrated in one or more of types of bonds. Concentration in a State may involve additional risk because of the decreased diversification of economic, political, financial and market risks. Set forth below is a brief description of certain risks associated with bonds which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

GENERAL OBLIGATION BONDS

     Certain of the Bonds may be general obligations of a governmental entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and its credit will depend on many factors, including an erosion of the tax base resulting from population declines, natural disasters, declines in the state's industrial base or an inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the entity's control. In addition, political restrictions on the ability to tax and budgetary constraints affecting state governmental aid may have an adverse impact on the creditworthiness of cities, counties, school districts and other local governmental units. Recent and significant changes in Federal welfare policy may have substantial negative impact on certain states, and localities within those states, making their ability to maintain balanced finances more difficult in the future.

MORAL OBLIGATION BONDS

     The Portfolio may include 'moral obligation' bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or local government in question. Even though the state or local government may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state or local legislature and does not constitute a legally enforceable obligation or debt of the state or local government. The agencies or authorities generally have no taxing power.

REFUNDED BONDS

     Refunded bonds are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

MUNICIPAL REVENUE BONDS

     Municipal revenue bonds are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. Municipal revenue bonds are not general obligations of governmental entities backed by their taxing power and payment is generally solely dependent upon revenues of the project, excise taxes or state appropriations. Examples of municipal revenue bonds are:

        Municipal utility bonds, including electrical, water and sewer revenue bonds, whose payments are dependent on various factors, including the rates the utilities may charge, the demand for their services and their operating costs, including expenses to comply with environmental legislation and other energy and licensing laws and regulations. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements, the costs and availability of fuel and, with certain electric utilities, the risks associated with the nuclear industry. The movement to introduce competition in the investor-owned electric utility industry is likely to indirectly affect municipal utility systems by inducing them to maintain rates as low as possible. In this effort to keep rates low, municipal utilities may have more trouble raising rates to completely recover investment in generating plant;

        Lease rental bonds which are generally issued by governmental financing authorities with no direct taxing power for the purchase of equipment or construction of buildings that will be used by a state or local government. Lease rental bonds are generally subject to an annual risk that the lessee government might not appropriate funds for the leasing rental payments to service the bonds and may also be subject to the risk that rental obligations may terminate in the event of damage to or destruction or condemnation of the equipment or building;

        Multi-family housing revenue bonds and single family mortgage revenue bonds which are issued to provide financing for various housing projects and which are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families or notes secured by mortgages on residences; repayment of this type of bond is therefore dependent upon, among other things, occupancy levels, rental income, the rate of default on underlying mortgage loans, the ability of mortgage insurers to pay claims, the continued availability of federal, state or local housing subsidy programs, economic conditions in local markets, construction costs, taxes, utility costs and other operating expenses and the managerial ability of project managers. Housing bonds are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities;

        Hospital, mental health and nursing home facility bonds whose payments are dependent upon revenues of hospitals and other health care providers. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments to health care providers. Hospitals must also deal with shifting competition resulting from hospital mergers and affiliations and the need to reduce costs as HMOs increase market penetration. Nursing homes need to keep residential facilities for the elderly, which are not reimbursable from Medicare/Medicaid, on a profitable basis. Hospital supply and drug companies must deal with their need to raise prices in an environment where hospitals and other health care providers are under intense pressure to keep their costs low. Hospitals and health care providers are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance;

        Airport, port, highway and transit authority revenue bonds which are dependent for payment on revenues from the financed projects, including user fees from ports and airports, tolls on turnpikes and bridges, rents from buildings, transit fare revenues and additional financial resources including federal and state subsidies, lease rentals paid by state or local governments or a pledge of a special tax such as a sales tax or a property tax. In the case of the air travel industry, airport income is largely affected by the airlines' ability to meet their obligations under use agreements which in turn is affected by increased competition among airlines, excess capacity and increased fuel costs, among other factors;

        Solid waste disposal bonds which are generally payable from dumping and user fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products and which are therefore dependent upon the ability of municipalities to fully utilize the facilities, sufficient supply of waste for disposal, economic or population growth, the level of construction and maintenance costs, the existence of lower-cost alternative modes of waste processing and increasing environmental regulation. A recent decision of the U.S. Supreme Court limiting a municipality's ability to require use of its facilities may have an adverse affect on the credit quality of various issues of these bonds;

        Special tax bonds which are not secured by general tax revenues but are only payable from and secured by the revenues derived by a municipality from a particular tax--for example, a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor and may therefore be adversely affected by a reduction in revenues resulting from a decline in the local economy or population or a decline in the consumption, use or cost of the goods and services that are subject to taxation;

        Student loan revenue bonds which are typically secured by pledges of new or existing student loans. The loans, in turn, are generally either guaranteed by eligible guarantors and reinsured by the Secretary of the U.S. Department of Education, directly insured by the federal government, or financed as part of supplemental or alternative loan programs within a state (e.g., loan repayments are not guaranteed). These bonds often permit the issuer to enter into interest rate swap agreements with eligible counterparties in which event the bonds are subject to the additional risk of the counterparty's ability to fulfill its swap obligation;

        University and college bonds, the payments on which are dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, the availability of endowments and other funds and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education; and

        Tax increment and tax allocation bonds, which are secured by ad valorem taxes imposed on the incremental increase of taxable assessed valuation of property within a jurisdiction above an established base of assessed value. The issuers of these bonds do not have general taxing authority and the tax assessments on which the taxes used to service the bonds are based may be subject to devaluation due to market price declines or governmental action.

     Puerto Rico. Certain Bonds may be affected by general economic conditions in the Commonwealth of Puerto Rico. Puerto Rico's economy is largely dependent for its development on federal programs, and current federal budgetary policies suggest that an expansion of its programs is unlikely. Reductions in federal tax benefits or incentives or curtailment of spending programs (such as the phased repeal of the Puerto Rico and possession federal tax credit) could adversely affect the Puerto Rican economy.

     Industrial Development Revenue Bonds. Industrial development revenue bonds are municipal obligations issued to finance various privately operated projects including pollution control and manufacturing facilities. Payment is generally solely dependent upon the creditworthiness of the corporate operator of the project and, in certain cases, an affiliated or third party guarantor and may be affected by economic factors relating to the particular industry as well as varying degrees of governmental regulation. In many cases industrial revenue bonds do not have the benefit of covenants which would prevent the corporations from engaging in capital restructurings or borrowing transactions which could reduce their ability to meet their obligations and result in a reduction in the value of the Portfolio.

BONDS BACKED BY LETTERS OF CREDIT OR INSURANCE

     Certain Bonds may be secured by letters of credit issued by commercial banks or savings banks, savings and loan associations and similar thrift institutions or are direct obligations of banks or thrifts. The letter of credit may be drawn upon, and the Bonds redeemed, if an issuer fails to pay amounts due on the Bonds or, in certain cases, if the interest on the Bond becomes taxable. Letters of credit are irrevocable obligations of the issuing institutions. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

     Certain Bonds may be insured or guaranteed by insurance companies listed below. The claims-paying ability of each of these companies, unless otherwise indicated, was rated AAA by Standard & Poor's or another nationally recognized rating organization at the time the insured Bonds were purchased by the Fund. The ratings are subject to change at any time at the discretion of the rating agencies. In an Insured Series, in the event that the rating of an insurance company insuring a bond is reduced, the Sponsors are authorized to direct the Trustee to obtain other insurance on behalf of the Fund. The insurance policies guarantee the timely payment of principal and interest on the Bonds but do not guarantee their market value or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal, except at the sole option of the insurer, or cover redemptions resulting from events of taxability.

      The following summary information relating to the listed insurance companies has been obtained from publicly available information:


                                                                          FINANCIAL INFORMATION
                                                                         AS OF DECEMBER 31, 1996
                                                                         (IN MILLIONS OF DOLLARS)
                                                                     --------------------------------
                                                        DATE           ADMITTED       POLICYHOLDERS'
                         NAME                        ESTABLISHED        ASSETS           SURPLUS
      -------------------------------------------   -------------    ------------    ----------------
      AMBAC Indemnity Corporation................             1970   $       2,585   $             899
      American Capital Access (ACA) (A by S&P)...             1997         *                 *
      Asset Guaranty Insurance Co. (AA by S&P)...             1988             204                  87
      Capital Markets Assurance Corp. (CAPMAC)                1987             321                 194
      Connie Lee Insurance Company...............             1987             233                 116
      Financial Guaranty Insurance Company.......             1984           2,392               1,093
      Financial Security Assurance Inc. (FSA)
        (including Financial Security Assurance
        of Maryland Inc. (FSAM) (formerly Capital
        Guaranty Insurance Company)..............             1984           1,155                 449
      MBIA Insurance Corporation.................             1986           4,189               1,467


------------------------
* Startup company in 1997.

     Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

STATE RISK FACTORS

     Investment in a single State Trust, as opposed to a Fund which invests in the obligations of several states, may involve some additional risk due to the decreased diversification of economic, political, financial and market risks. A brief description of the factors which may affect the financial condition of the applicable State for any State Trust, together with a summary of tax considerations relating to that State, appear in Part A of the Prospectus; further information is contained in the Information Supplement.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Bonds in the Fund. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of certain Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that it has been validly issued and that the interest thereon is exempt from federal income tax. From time to time, proposals are introduced in Congress to, among other things, reduce federal income tax rates, impose a flat tax, exempt investment income from tax or abolish the federal income tax and replace it with another form of tax. Enactment of any such legislation could adversely affect the value of the Units. The Fund, however, cannot predict what legislation, if any, in respect of tax rates may be proposed, nor can it predict which proposals, if any, might be enacted.

     Also, certain proposals, in the form of state legislative proposals or voter initiatives, seeking to limit real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on real property taxes, has had a significant impact on the taxing powers of local governments and on the financial condition of school districts and local governments in California. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds. Under the Federal Bankruptcy Code, for example, municipal bond issuers, as well as any underlying corporate obligors or guarantors, may proceed to restructure or otherwise alter the terms of their obligations.

     From time to time Congress considers proposals to prospectively and retroactively tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided on April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could require investors to pay income tax on interest from the Bonds and could adversely affect an investment in Units. See Taxes.

PAYMENT OF THE BONDS AND LIFE OF THE FUND

     The size and composition of the Portfolio will change over time. Most of the Bonds are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Bond is at a premium over par than when it is at a discount from par. Some Bonds may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Bonds as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

     The Fund will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Bond or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Bonds remaining in the Portfolio although any Bond unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Bonds, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

     Up to 40% of the value of the Portfolio may be attributable to guarantees or similar security provided by corporate entities. These guarantees or other security may constitute restricted securities that cannot be sold publicly by the Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of the Bonds guaranteed or secured be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

     The principal trading market for the Bonds will generally be in the over-the-counter market and the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Bonds, especially since the Fund may be restricted under the Investment Company Act of 1940 from selling Bonds to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Bonds are limited or absent.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Bonds, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Bonds deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Bonds. Because of varying interest payment dates on the Bonds, accrued interest at any time will exceed the interest actually received by the Fund.

     Because accrued interest on the Bonds is not received by the Fund at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received by the Fund. To eliminate fluctuations in the Monthly Income Distribution, a portion of the Public Offering Price may consist of cash in an amount necessary for the Trustee to provide approximately equal distributions. Upon the sale or redemption of Units, investors will receive their proportionate share of this cash. In addition, if a Bond is sold, redeemed or otherwise disposed of, the Fund will periodically distribute to investors the portion of this cash that is attributable to the Bond.

     The regular Monthly Income Distribution is stated in Part A of the Prospectus and will change as the composition of the Portfolio changes over time.

     During the initial offering period and for at least the first three months of the Fund, the Public Offering Price (and the Initial Repurchase Price) is based on the higher, offer side evaluation of the Bonds at the next Evaluation Time after the order is received. In the secondary market (after the initial offering period), the Public Offering Price (and the Sponsors' Repurchase Price and the Redemption Price) is based on the lower, bid side evaluation of the Bonds.

     The Fund does not have an up-front sales charge in the initial offering period until after the deduction of the first quarterly Deferred Sales Charge installment which will commence on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. Units purchased after the deduction of the first Deferred Sales Charge installment will be charged the up-front per Unit sales charge indicated in Part A of this Prospectus based on the Public Offering Price (less the value of the short-term bonds reserved to pay the deferred sales charge not yet accrued), multiplied by the number of Deferred Sales Charge installments already deducted. Units purchased after the deduction of the final Deferred Sales Charge installment will be subject only to an up-front sales charge based on the maturities of the bonds in the Portfolio, as set forth in Appendix B.

     The following table shows the maximum sales charge in the initial offering period, reduced for the funds listed below on a graduated scale for sales to any purchaser of at least 250 Units. To qualify for the reduced sales charge the dealer must confirm that the sale is to a single purchaser as defined below or is purchased for its own account and not for distribution.

MONTHLY PAYMENT SERIES, INSURED SERIES, STATE TRUSTS (LONG-TERM):


  NUMBER OF       MAXIMUM SALES
    UNITS             CHARGE
-------------   ------------------
1-249           $             45.00
250-499                       40.00
500-749                       35.00
750-999                       32.50
1,000 or more                 30.00


INTERMEDIATE SERIES (10 YEAR) AND INTERMEDIATE STATE TRUSTS (10 YEAR):


  NUMBER OF       MAXIMUM SALES
    UNITS             CHARGE
-------------   ------------------
1-249           $             40.20
250-499                       35.00
500-749                       32.50
750-999                       30.00
1,000 or more                 27.50


The graduated sales charge will apply on all purchases on any one day by the same purchaser of Units, and purchases will not be aggregated with concurrent purchases of any other unit trusts sponsored by the Sponsors. Units held in the name of the purchaser's spouse or his child under age 21 are deemed to be registered in the purchaser's name. The graduated sales charge is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

     Employees of certain of the Sponsors and their affiliates may buy Units at prices based on a reduced sales charge of not less than $5.00 per Unit.

     In the initial offering period the concession to dealers will be equal to: the Public Offering Price less $30.00 per Unit for Monthly Payment Series, Insured Series and long-term State Trusts; the Public Offering Price less $27.50 per Unit for Intermediate-Term Series (10 year) and Intermediate State Trusts; and the Public Offering Price less $20.00 per Unit for Intermediate Term Series (5 year).

     Prudential Securities Incorporated will receive a preferred dealer concession for Units of this Fund. In the initial offering period the concession to preferred dealers will be equal to: the Public Offering Price less $31.50 per Unit for Monthly Payment Series, Insured Series and long-term State Trusts; the Public Offering Price less $28.00 per Unit for Intermediate-Term Series (10 year) and Intermediate State Trusts; and the Public Offering Price less $19.00 per Unit for Intermediate-Term Series (five year).

     Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make Units available to their customers as their agents. A portion of the sales charge (equal to the dealer commission referred to above), will be retained or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act permits banks to act as agents of their customers on a disclosed basis and federal banking regulations have approved similar arrangements. In addition, state securities laws on this issue may differ from the interpretation of federal law expressed above and banks and financial institutions may be required to register as dealers pursuant to state law.

EVALUATIONS

     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Bond evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer prices for the Bonds or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered tax-exempt issues have been lower than the offer prices by as much as 3 1/2% or more of face amount in the case of inactively traded issues and as little as 1/2 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1 and 2% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Redeem or Sell Units--Redeeming Units with the Trustee). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO REDEEM OR SELL UNITS

     You can redeem your Units at any time for a price based on net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at the same price. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS WITH THE TRUSTEE

     You can always redeem your Units directly with the Trustee for net asset value. This can be done by sending the Trustee a redemption request together with any Unit certificates you hold, which must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

     Within seven days after the Trustee's receipt of your request containing the necessary documents, a check will be mailed to you in an amount based on the net asset value of your Units. If you redeem or sell your Units before the final deferred sales charge installment date, the remaining deferred sales charges will be deducted from the net asset value. Because of sales charges, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Bonds, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining deferred sales charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. Bonds are evaluated on the offer side during the initial offering period and for at least the first three months of the Fund (even in the secondary market) and on the bid side thereafter.

     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Bonds selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Bonds would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Bonds are being sold during a time when additional Units are being created by the purchase of additional Bonds (as described under Portfolio Selection), Bonds will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the face amounts of each Bond in the Portfolio.

     The Trustee is authorized, on a redemption request for Units with a value exceeding $250,000 by any investor who acquired 25% or more of the outstanding Units of a Trust, to pay part or all of the redemption 'in kind' (by the distribution of Bonds and cash with an aggregate value equal to the applicable Redemption Price of the Units tendered for redemption). The Trustee will attempt to make a pro rata distribution of Bonds in the Portfolio, but reserves the right to distribute solely one or more Bonds. The distribution will be made to the distribution agent and either held for the account of the investor or disposed of in accordance with the instructions of the investor. Any transaction costs as well as transfer and ongoing custodial fees on sales of the Bonds distributed in kind will be borne by the redeeming investor.

     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of sales charges, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your

Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

     Some of the Bonds may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Bonds does not begin to accrue until the date of their delivery to the Fund, the Trustee's annual fee and expenses may be reduced to provide tax-exempt income to investors for this non-accrual period. If a when-issued Bond is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Bonds. The Trustee is compensated for its fee reduction by drawing on the letter of credit deposited by the Sponsors before the settlement date for these Bonds and depositing the proceeds in a non-interest bearing account for the Fund.

     Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

     Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Interest on the Bonds is generally received by the Fund on a semi-annual or annual basis. Because interest on the Bonds is not received at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received. To eliminate fluctuations in the Monthly Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Bonds, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Bond to the extent available for distribution. In addition, distributions of amounts necessary to pay the deferred sales charge will be made from the Capital and Income Accounts to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

     The initial estimated annual income per Unit, after deducting estimated annual Fund expenses and the portion of the deferred sales charge payable from interest income) as stated in Part A of the Prospectus, will change as Bonds mature, are called or sold or otherwise disposed of, as replacement bonds are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Bonds, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional bond redemptions or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

RETURN CALCULATIONS

     Estimated Current Return shows the estimated annual cash to be received from interest-bearing bonds in a Portfolio (net of estimated annual expenses) divided by the Public Offering Price (including the maximum sales charge). Estimated Long Term Return is a measure of the estimated return over the estimated life of the Trust. This represents an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual Bonds in the Portfolio, adjusted to reflect the maximum sales charge and estimated expenses. The average yield for the Portfolio is derived by weighting each Bond's yield by its market value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long Term Return takes into account maturities, discounts and premiums of the underlying Bonds.

     No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual Bond may be higher or lower than Estimated Current Return or Estimated Long Term Return which are more comparable to return calculations used by other investment products.

REINVESTMENT

     Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in the Municipal Fund Accumulation Program, Inc. The Program is an open-end investment company whose investment objective is to obtain income exempt from regular federal income taxes by investing in a diversified portfolio of state, municipal and public authority bonds rated A or better or with comparable credit characteristics. Reinvesting compounds earnings free from federal tax. Advertisements and sales literature may illustrate the effects of compounding at different hypothetical interest rates. Investors participating in the Program will be subject to state and local income taxes to the same extent as if the distributions had been received in cash, and most of the income on the Program is subject to state and local income taxes. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Bonds for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Municipal Investment Trust Fund will not exceed their costs for providing these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per Unit. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

     All or a portion of expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over five years. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results. Because our portfolios rarely hold any significant amount of cash, your money is more fully invested.

TAXES

     The following summary describes some of the important income tax consequences of holding Units, assuming that the investor is not a dealer, financial institution or insurance company or other investor with special circumstances. Investors should consult their tax advisers about an investment in the Fund.

     At the date of issue of each Bond, counsel for the issuer delivered an opinion to the effect that interest on the Bond is generally exempt from regular federal income tax. However, interest may be subject to federal alternative minimum tax or state and local taxes. Neither the Sponsors nor Davis Polk & Wardwell, special counsel for the Sponsors, has reviewed the issuance of the Bonds, related proceedings or the basis of the opinions of counsel for the issuers. There can be no assurance, therefore, that the issuer (or other users) have complied or will comply with any requirements necessary for a bond to be tax-exempt. If any of the Bonds were determined not to be tax-exempt, investors might be required to pay income tax for current and prior years, and if the Bonds were not then redeemed and the Fund were to sell the Bonds, it might have to sell them at a substantial discount.

     In the opinion of Davis Polk & Wardwell, under existing law:

GENERAL TREATMENT OF THE FUND

     The Fund will not be taxed as a corporation for federal income tax purposes, and each investor will be considered to own directly a share of each Bond in the Fund.

INCOME OR LOSS UPON DISPOSITION

     Upon a disposition of all or part of an investor's pro rata portion of a Bond (by sale, exchange or redemption of the Bond or his Units), an investor will generally recognize capital gain or loss. However, gain from the disposition will generally be ordinary income to the extent of any accrued 'market discount'. An investor will generally have market discount to the extent that his basis in a Bond when he purchases a Unit is less than its stated redemption price at maturity (or, if it is an 'original issue discount' bond, the issue price increased by 'original issue discount' that has accrued on the Bond before the investor's purchase). Investors should consult their tax advisers in this regard.

     The excess of a non-corporate investor's net long-term capital gains over his net short-term capital losses may be subject to tax at a lower rate than ordinary income. A capital gain or loss is long-term if the investment is held for more than one year and short-term if held for one year or less. Because the deduction of capital losses is subject to limitations, an investor may not be able to deduct all of his capital losses. Noncorporate investors who have held their pro rata portions of Bonds for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Bonds or corresponding Units. Investors should consult their tax advisers in this regard.

INVESTOR'S BASIS IN THE BONDS

     An investor's aggregate basis in the Bonds will be equal to the cost of his Units, including any sales charges and the organizational expenses borne by the investor but excluding any amount paid for accrued interest, and adjusted to reflect accruals of 'original issue discount,' 'acquisition premium' and 'bond premium.' Investors should consult their tax advisers in this regard.

EXPENSES

     A non-corporate investor is not entitled to a deduction for his pro rata share of fees and expenses of the Fund. Also, if an investor borrowed money in order to purchase or carry his Units, he will not be able to deduct the interest on this borrowing. The Internal Revenue Service may treat an investor's purchase of Units as made with borrowed money even if the borrowed money was not directly used to purchase the Units.

STATE AND LOCAL TAXES

     Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation. The income recognized by investors that are New York taxpayers will not be tax-exempt in New York except to the extent it is earned on Bonds that are tax-exempt for New York purposes. Depending on where investors live, income from the Fund may be subject to state and local taxation. Investors should consult their tax advisers in this regard.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Bonds and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Bonds held by the Fund, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Bonds in exchange or substitution for Bonds (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Bonds removed and the replacement bonds deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Bonds held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Bonds, the cash proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity or sale of any Bond), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service. Investors are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year. Investors may obtain copies of Bond evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Dean Witter Reynolds, Inc., a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.

PUBLIC DISTRIBUTION

     In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

     The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.; however, Units of a State trust will be offered for sale only in the State for which the trust is named, except that Units of a New Jersey trust will also be offered in Connecticut, Units of a Florida trust will also be offered in New York and Units of a New York trust will also be offered in Connecticut, Florida and Puerto Rico. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Bonds equal to the difference between the cost of the Bonds to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Bonds. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Bonds it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

      Fund performance may be compared to performance on the same basis (with distributions reinvested) of Moody's Municipal Bond Averages or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. Average annual compounded rates of return of selected asset classes over various periods of time may also be compared to the rate of inflation over the same periods.

DEFINED ASSET FUNDS

     Municipal Investment Trust Funds have provided investors with tax-free income and balance for their portfolios for more than 30 years. As tax reforms over the years have eliminated many of the ways to reduce individual taxes, municipal bonds have remained a significant source of tax-free income. For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio of municipal bonds and the return are generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Tax-exempt income can help investors keep more today for a more secure financial future. It can also be important in planning because tax brackets may increase with higher earnings or changes in tax laws. Defined equity funds offer growth potential and some protection against inflation. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and cost-effective than active management. This strategy is premised on selection criteria and procedures, diversification and regular review by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income.

EXCHANGE OPTION

     You may exchange Units of the Fund for units of certain other Defined Asset Funds subject only to a reduced sales charge.

     Upon the deduction of the final Deferred Sales Charge installment for the Fund, you may exchange your units of any Municipal Investment Trust Fund Intermediate Term Series with a regular maximum sales charge of at least 3.25%, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge or to any remaining deferred sales charge on the units being exchanged, as applicable.

     To make an exchange, you should contact your financial professional to find out what suitable Exchange Funds are available and to obtain a prospectus. You may acquire units of only those Exchange Funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of Part A of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Bonds that may be part of the Fund's Portfolio, general risk disclosure concerning any letters of credit or insurance securing certain Bonds, and general information about the structure and operation of the Fund.

                                   APPENDIX A

DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES)

STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-HILL, INC.

     AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

     AA--Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

     A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     A provisional rating, indicated by 'p' following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

     * Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

     NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

MOODY'S INVESTORS SERVICE, INC.

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge'. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols give investors a more precise indication of relative debt quality in each of the historically defined categories.

     Conditional ratings, indicated by 'Con.', are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.

     NR--Should no rating be assigned, the reason may be one of the following:
(a) an application for rating was not received or accepted; (b) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (c) there is a lack of essential data pertaining to the issue or issuer or (d) the issue was privately placed, in which case the rating is not published in Moody's publications.

FITCH INVESTORS SERVICE, INC.

     AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

     A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

     BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

     A '+' or a '-' sign after a rating symbol indicates relative standing in its rating.

DUFF & PHELPS CREDIT RATING CO.

     AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

     AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic condtions.

     A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

     A '+' or a '-' sign after a rating symbol indicates relative standing in its rating.

                                   APPENDIX B
                     SECONDARY MARKET SALES CHARGE SCHEDULE

     Units purchased after the deduction of the final deferred sales charge installment will be subject only to an up-front sales charge based on the maturities of the bonds in the Portfolio, as set forth below.


                 ACTUAL SALES
                  CHARGE AS       DEALER CONCESSION
                  PERCENT OF        AS PERCENT OF
  NUMBER OF    EFFECTIVE SALES     EFFECTIVE SALES
    UNITS           CHARGE              CHARGE
-------------  ----------------   ------------------
1-249                        100%               65.00%
250-499                       80                52.00
500-749                       60                39.00
750-999                       45                29.25
1,000 or more                 35                22.75


                             EFFECTIVE SALES CHARGE


                                    AS
                                  PERCENT      AS PERCENT
                                  OF BID        OF PUBLIC
           TIME TO                 SIDE         OFFERING
           MATURITY              EVALUATION       PRICE
-----------------------------    ---------     -----------
Less than six months                      0%              0%
Six months to less than 1
 year                                 0.503            0.50
1 year to less than 2 years           1.010            1.00
2 years to less than 3 years          1.523            1.50
3 years to less than 4 years          2.302            2.25
4 years to less than 5 years          2.828            2.75
5 years to less than 6 years          3.093            3.00
6 years to less than 7 years          3.359            3.25
7 years to less than 8 years          3.627            3.50
8 years to less than 9 years          4.167            4.00
9 years to less than 12 years         4.439            4.25
12 years to less than 15
 years                                4.712            4.50
15 years or more                      5.820            5.50


     For this purpose, a Bond will be considered to mature on its stated maturity date unless: it has been called for redemption; (although not called) its yield to maturity is more than 40 basis points higher than its yield to any call date; funds or securities have been placed in escrow to redeem it on an earlier date; or the Bond is subject to a mandatory tender. In each of these cases the earlier date will be considered the maturity date.

                        MUNICIPAL INVESTMENT TRUST FUND
                               MULTISTATE SERIES
                              DEFINED ASSET FUNDS
I want to learn more about automatic reinvestment in the Investment Accumulation Program. Please send me information about participation in the Municipal Fund Accumulation Program, Inc. and a current Prospectus.
My name (please
print) _________________________________________________________________________
My address (please print):
Street and Apt.
No. ____________________________________________________________________________
City, State, Zip
Code ___________________________________________________________________________
This page is a self-mailer. Please complete the information above, cut along the dotted line, fold along the lines on the reverse side, tape, and mail with the Trustee's address displayed on the outside.

BUSINESS REPLY MAIL                                              NO POSTAGE
FIRST CLASS     PERMIT NO. 644    NEW YORK, NY                   NECESSARY
                                                                 IF MAILED
POSTAGE WILL BE PAID BY ADDRESSEE                                  IN THE

          THE CHASE MANHATTAN BANK (MITF)                      UNITED STATES
          RETAIL PROCESSING DEPARTMENT
          BOWLING GREEN STATION
          P.O. BOX 5179
          NEW YORK, NY 10274-5179



--------------------------------------------------------------------------------
                            (Fold along this line.)

--------------------------------------------------------------------------------
                            (Fold along this line.)

                             Defined
                             Asset FundsSM


SPONSORS:                          MUNICIPAL INVESTMENT
Merrill Lynch,                     TRUST FUND

Pierce, Fenner & Smith IncorporatedMultistate Series--323
Defined Asset Funds                (Unit Investment Trusts)

P.O. Box 9051,
Princeton, NJ                      This Prospectus does not contain all of the
08543-9051                         information with respect to the investment
(609) 282-8500                     company set forth in its registration
Smith Barney Inc.                  statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor,  have been filed with the Securities and
New York, NY                       Exchange Commission, Washington, D.C. under
10013                              the Securities Act of 1933 and the Investment
(212) 816-4000                     Company Act of 1940, and to which reference
PaineWebber Incorporated           is hereby made. Copies of filed material can
1200 Harbor Blvd.,                 be obtained from the Public Reference Section
Weehawken, NJ                      of the Commission, 450 Fifth Street, N.W.,
07087                              Washington, D.C. 20549 at prescribed rates.
(201) 902-3000                     The Commission also maintains a Web site that
Dean Witter Reynolds Inc.          contains information statements and other
Two World Trade Center--59th Floor,information regarding registrants such as
New York, NY                       Defined Asset Funds that file electronically
10048                              with the Commission at http://www.sec.gov.
(212) 392-2222                     ------------------------------
EVALUATOR:                         No person is authorized to give any
Kenny Information Systems,         information or to make any representations
a division of J. J. Kenny Co., Inc.with respect to this investment company not
65 Broadway, New York, NY 10019    contained in this Prospectus; and any
TRUSTEE:                           information or representation not contained

The Chase Manhattan Bank           herein must not be relied upon as having been
Customer Service Retail Department authorized.
Bowling Green Station              ------------------------------
P.O Box 5187                       When Units of this Fund are no longer
New York, NY 10274-5187            available this Prospectus may be used as a
1-800-323-1508                     preliminary prospectus for a future series,

                                   and investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such State.



                                                      70075--5/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated                 8-7221
            Smith Barney Inc. ..............................       8-8177
            PaineWebber Incorporated........................      8-16267
            Dean Witter Reynolds Inc. ......................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated               13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Dean Witter Reynolds Inc. ......................     94-0899825

            The Chase Manhattan Bank, Trustee...............     13-4994650



                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

         SERIES OF MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Municipal Investment Trust Fund:
  Thirty-Eighth Intermediate Term Series....................            2-84267
  Thirty-Eighth Insured Series..............................            2-96953
  Four Hundred Thirty-Eighth Monthly Payment Series.........           33-16561
  Multistate Series 6E......................................           33-29412
  Multistate Series--48.....................................           33-50247
  Multistate Series--83.....................................           33-57443
  Monthly Payment Series 600................................          333-13265
Defined Asset Funds Municipal Insured Series................           33-54565
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
2.1            --Form of Certificate of Beneficial Interest (included in Exhibit
               1.1.1).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
4.1            --Consent of the Evaluator.
5.1            --Consent of independent accountants.
9.1            --Information Supplement (incorporated by reference to Exhibit
                 9.1 to the Registration Statement of Municipal Investment Trust Fund, Monthly Payment Series 612, 1933 Act File No. 333-41287).

                        MUNICIPAL INVESTMENT TRUST FUND
                             MULTISTATE SERIES--323
                              DEFINED ASSET FUNDS
                                   SIGNATURES


     The registrant hereby identifies the series numbers of Municipal Investment Trust Fund, Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 1ST DAY OF MAY 1998.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441


      JAMES DIMON
      DERYCK C. MAUGHAN

      By KEVIN E. KOPCZYNSKI
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)